Filed pursuant to Rule 433
Registration Number 333-132201

Offering Summary
(Related to the Pricing Supplement
Subject to Completion, Dated January 4, 2007)

Toyota Motor Credit Corporation

Principal-Protected Base Metals Basket Notes Due 2010
Medium-Term Notes, Series B

Toyota Motor Credit Corporation (“TMCC”) has filed a registration statement (including a prospectus, a prospectus supplement and a preliminary pricing supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the preliminary pricing supplement (File No. 333-132201) and the other documents TMCC has filed with the SEC for more complete information about TMCC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus, the prospectus supplement and the preliminary pricing supplement by calling Citigroup toll-free at 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Citigroup

January 4, 2007

Principal-Protected Base Metals Basket Notes Due 2010

This Offering Summary represents a summary of the terms and conditions of the Notes.

HOW THE NOTES WORK

The Principal-Protected Base Metals Basket Notes Due 2010 (the “Notes”) are hybrid investments that combine characteristics of commodity and fixed income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held to Maturity. However, instead of paying a periodic fixed or floating rate of interest, the return on these Notes is paid at Maturity and, as specified in greater detail below, is based on the percentage change over the term of the Notes of an equally weighted basket of the following three base metals: aluminum, copper and zinc (each a “Component Commodity,” and collectively, the “Component Commodities”). This type of investment allows investors to participate in the appreciation potential of the Component Commodities without risking their initial investment. The Notes do not offer current income, which means that you will not receive any periodic interest or other payments on the Notes prior to Maturity.

The Notes are commodity linked securities issued by TMCC that have a maturity of approximately three years. At Maturity, you will receive, for each Note you then hold, an amount in cash equal to the sum of the Principal Amount of the Notes plus a Return Amount. If the Principal Amount multiplied by 125% of the Basket Return is equal to or less than 3% of the Principal Amount, the Return Amount will equal 3% (1% per annum) of the Principal Amount, or $30 per $1,000 in Principal Amount of the Notes. Otherwise, the Return Amount will equal the Principal Amount multiplied by 125% of the Basket Return; provided that the Return Amount may not exceed a maximum amount to be determined on the Pricing Date, which amount we currently expect to be no more than between 60% and 65% of the Principal Amount. Because the Notes are principal protected, the payment you receive at Maturity will not be less than 103% of the Principal Amount you hold in the Notes, even though the amount payable to you at Maturity is dependent on the Basket Return.

These Notes may be an appropriate investment for the following types of investors:

•       Investors looking for exposure to commodity investments on a principal-protected basis but who are willing to forego current income.

•       Investors expecting an appreciation of the cash price of the Component Commodities during the next three years at a rate better than a fixed income instrument of comparable rating and term, up to a maximum Return Amount which may not exceed a maximum amount to be determined on the Pricing Date (which amount we currently expect to be no more than between 60% and 65% of the Principal Amount).

•       Investors who seek to add a commodity linked investment to their portfolio for diversification purposes.

These Notes are not a suitable investment for investors who require regular fixed income payments since no payments will be made prior to Maturity.

The Notes are a series of unsecured senior debt securities issued by TMCC. The Notes will rank equally with all other unsecured and unsubordinated debt of TMCC.

Capitalized terms used in this Offering Summary are defined in “Preliminary Terms” on the following page.

PRELIMINARY TERMS

Issuer:	Toyota Motor Credit Corporation (“TMCC”)
Rating of the Issuer’s Senior Debt:	Aaa (Stable Outlook) /AAA (Stable Outlook) (Moody’s/S&P)
Ranking:	The Notes will be unsecured general obligations of TMCC and will rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding
Principal Protection:	100% if held on the Stated Maturity Date
Security:	Principal-Protected Base Metals Basket Notes Due 2010
Pricing Date:	January , 2007
Issue Date:	Three to ten business days after the Pricing Date
Valuation Date:	Two business days before the Stated Maturity Date, unless such day is not a trading day, in which case the Valuation Date will be the trading day immediately preceding such day
Stated Maturity Date:	Approximately three years after the Issue Date
Basket:	Equally weighted (by unit price per ton) basket of the following three base metals: aluminum, copper and zinc
Interest:	None; there will be a minimum Return Amount at Maturity
Issue Price:	100.00% of the Principal Amount
Payment at Maturity:	For each $1,000 note, $1,000 plus a Return Amount
Return Amount:

The greater of (i) the Principal Amount multiplied by 125% of the Basket Return and (ii) 3% of the Principal Amount; provided that the Return Amount may not exceed a maximum amount to be determined on the Pricing Date, which amount TMCC currently expects to be no more than between 60% and 65% of the Principal Amount

Basket Return:	1	(	Aluminum (Final)	+	Copper (Final)	+	Zinc (Final))	–	1
3	Aluminum (Initial)	Copper (Initial)	Zinc (Initial)
“Aluminum (Final)” is the U.S. dollar closing cash price per ton of high grade primary aluminum on the London Metals Exchange (the “LME”) on the Valuation Date as quoted on Reuters page SETTMAL01
“Aluminum (Initial)” is the U.S. dollar closing cash price per ton of high grade primary aluminum on the LME on the Pricing Date as quoted on Reuters page SETTMAL01
“Copper (Final)” is the U.S. dollar closing cash price per ton of copper—Grade A on the LME on the Valuation Date as quoted on Reuters page SETTMCU01
“Copper (Initial)” is the U.S. dollar closing cash price per ton of copper—Grade A on the LME on the Pricing Date as quoted on Reuters page SETTMCU01
“Zinc (Final)” is the U.S. dollar closing cash price per ton of special high grade zinc on the LME on the Valuation Date as quoted on Reuters page SETTMZN01

“Zinc (Initial)” is the U.S. dollar closing cash price per ton of special high grade zinc on the LME on the Pricing Date as quoted on Reuters page SETTMZN01
Initial Price:

The initial price of a Component Commodity is the U.S. dollar closing cash price per ton of such Component Commodity on the LME on the Pricing Date as quoted on the relevant Reuters page for such Component Commodity

Final Price:

The final price of a Component Commodity is the U.S. dollar closing cash price per ton of such Component Commodity on the LME on the Valuation Date as quoted on the relevant Reuters page for such Component Commodity

Denominations:	Minimum denominations and increments of US$1,000
Calculation Agent:	Citibank, N.A.

Benefits of the Notes

•                    Appreciation Potential

The Return Amount payable at Maturity is based on the percentage change of the Basket from the Pricing Date to the Valuation Date, enabling you to participate in the potential increase in the value of the Basket during the term of the Notes without directly investing in the Component Commodities comprising the Basket. However, the Return Amount may not exceed a maximum amount to be determined on the Pricing Date, which amount TMCC currently expects to be no more than between 60% and 65% of the Principal Amount.

•                    Capital Preservation

On the Stated Maturity Date, TMCC will pay you at least $1,030 per each $1,000 in Principal Amount of the Notes you then hold regardless of the performance of the Basket.

•                    Relative Stability

The Notes may be a less volatile investment than a direct investment in the Component Commodities comprising the Basket because the Notes provide principal protection at Maturity and a minimum 3% return (1% per annum) regardless of the performance of the Basket.

Key Risk Factors for the Notes

•                    The Notes May Not Pay More Than 103% of the Principal Amount at Maturity, and the Principal Amount is Protected Only If a Holder Holds Its Notes to Maturity

If the product of the Principal Amount and 125% of the Basket Return is equal to or less than 3% of the Principal Amount, TMCC will pay only $1,030 for each $1,000 in Principal Amount of Notes held at Maturity.

A holder of the Notes will receive at least the Principal Amount of the Notes plus at least 3% (1% per annum) of the Principal Amount if it holds the Notes to Maturity, subject to the ability of TMCC to pay its obligations. If a holder sells its Notes in the secondary market prior to Maturity, it will not receive principal protection on the portion of the Notes sold.

•                    The Return Amount Is Limited

Because the Return Amount may not exceed a maximum amount to be determined on the Pricing Date (which amount TMCC currently expects to be no more than between 60% and 65% of the Principal Amount), there will be a limit on the Return Amount a holder of the Notes will receive at Maturity despite the performance of the Basket Return over the term of the Notes.

•                    Many Interrelated Factors Affect the Trading of the Notes and the Effect of Any One Factor May Offset or Magnify the Effect of Another

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the prices of the Component Commodities. The following factors, among other factors, may affect the trading value of the notes:

•       the prices of the Component Commodities

•       changes in the levels of interest rates

•       changes in the volatility of the Component Commodities

•       the time remaining to the Stated Maturity Date of the Notes and the decrease in the “time premium” associated with the Notes

•       changes in the credit ratings of TMCC

•       changes in correlation among the prices of the Component Commodities

•                    The Basket Is Not Diversified and May Be Subject to Greater Volatility Than a Broadly Diversified Basket, Which May Adversely Affect the Market Price of the Notes

Because the Notes are linked to a Basket comprised of only three Component Commodities, the Basket will be less diversified than other funds or investment portfolios that invest in a broad range of commodities and, therefore, could experience greater volatility. An investment in the Notes may therefore carry risks similar to a concentrated investment in a limited number of commodities.

•                    Secondary Market, if Any, May Not be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

•                    Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the prices of the Component Commodities, interest rates and TMCC’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to Maturity.

•                    TMCC Credit Risk

The Notes are subject to the credit risk of TMCC for all payments due on the Notes.

•                    The Notes Will Be Treated as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

For U.S. federal income tax purposes, the Notes will be treated as “contingent payment debt instruments.” As a result, regardless of your method of accounting, you generally will be required to recognize interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payments with respect to the Notes until Maturity. Generally, gain recognized on a sale or exchange of a Note (including at Maturity) will be treated as ordinary income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the Notes, with the balance treated as capital loss. Losses may be subject to certain limitations and special reporting requirements. Investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Basket

The Basket is an equally weighted (by unit price per ton) basket of the following three base metals: aluminum, copper and zinc. The closing cash prices of the Component Commodities are determined by reference to the prices of the Component Commodities for cash delivery on the LME.

Historical Final Prices of the Component Commodities

The Basket was created solely for purposes of the offering of the Notes and will be used solely to determine the Basket Return and the related Return Amount for the Notes. The Basket Return does not reflect all markets for the Component Commodities. Closing cash prices of the Component Commodities have fluctuated in the past and may, in the future, experience significant fluctuations. TMCC cannot make any assurance that the future market prices of the Component Commodities will result in holders of the Notes receiving a Return Amount greater than 3% (1% per annum) of the Principal Amount of their Notes on the Stated Maturity Date. TMCC does not make any representation to holders of the Notes as to the performance of the Basket or the Component Commodities.

The following tables set forth the high and low closing cash prices (USD/ton) of the Component Commodities for each quarter from January 1, 2001 through December 31, 2006, as quoted on Reuters. On January 2, 2007, the closing cash prices of aluminum, copper and zinc were $2,830.00, $6,201.00 and $4,259.00, respectively. Past movements of the Component Commodities are not indicative of future closing cash prices. TMCC has not independently verified the closing cash prices set forth in the tables below. The actual prices of the Component Commodities at or near the Valuation Date may bear little relation to the historical prices shown below.

Quarterly High and Low Prices of Aluminum (USD/ton)

	High	Low
2001
Quarter
First	$1,737.00	$1,469.00
Second	1,593.00	1,437.00
Third	1,452.50	1,319.50
Fourth	1,430.00	1,243.00
2002
Quarter
First	1,438.00	1,313.00
Second	1,398.00	1,318.00
Third	1,370.00	1,279.00
Fourth	1,399.00	1,275.50
2003
Quarter
First	1,459.00	1,340.50
Second	1,440.50	1,314.50
Third	1,505.00	1,378.00
Fourth	1,592.50	1,415.00
2004
Quarter
First	1,754.00	1,578.50
Second	1,826.00	1,575.00
Third	1,812.00	1,647.00
Fourth	1,964.00	1,748.00
2005
Quarter
First	2,031.50	1,809.00
Second	1,991.00	1,694.00
Third	1,909.00	1,675.00
Fourth	2,289.00	1,831.00
2006
Quarter
First	2,634.00	2,267.00
Second	3,275.00	2,397.50
Third	2,614.00	2,367.50
Fourth	2,886.00	2,480.00

Quarterly High and Low Prices of Copper (USD/ton)

	High	Low
2001
Quarter
First	$1,837.00	$1,664.00
Second	1,729.00	1,550.00
Third	1,572.00	1,402.50
Fourth	1,540.50	1,319.00
2002
Quarter
First	1,650.50	1,421.00
Second	1,689.50	1,551.00
Third	1,667.50	1,434.50
Fourth	1,649.50	1,429.00
2003
Quarter
First	1,728.00	1,544.50
Second	1,711.50	1,564.00
Third	1,824.50	1,638.00
Fourth	2,321.00	1,790.50
2004
Quarter
First	3,105.50	2,337.00
Second	3,170.00	2,554.00
Third	3,066.00	2,700.00
Fourth	3,287.00	2,835.00
2005
Quarter
First	3,424.50	3,072.00
Second	3,670.00	3,113.00
Third	3,978.00	3,444.00
Fourth	4,650.00	3,905.00
2006
Quarter
First	5,527.50	4,537.00
Second	8,788.00	5,561.00
Third	8,233.00	7,230.00
Fourth	7,740.00	6,290.00

Quarterly High and Low Prices of Zinc (USD/ton)

	High	Low
2001
Quarter
First	$1,053.00	$976.00
Second	987.50	869.00
Third	868.50	767.00
Fourth	810.50	732.50
2002
Quarter
First	842.50	759.00
Second	829.00	745.50
Third	829.00	725.50
Fourth	823.50	737.50
2003
Quarter
First	810.50	755.00
Second	809.00	741.00
Third	863.00	781.00
Fourth	1,008.00	834.00
2004
Quarter
First	1,155.50	1,002.00
Second	1,125.00	967.00
Third	1,023.00	943.00
Fourth	1,270.00	1,004.50
2005
Quarter
First	1,430.00	1,197.50
Second	1,365.50	1,216.00
Third	1,439.00	1,165.00
Fourth	1,915.00	1,405.00
2006
Quarter
First	2,690.50	1,912.00
Second	3,990.00	2,710.00
Third	3,671.50	3,125.50
Fourth	4,619.50	3,369.50

The following graphs set forth the daily closing cash prices of the Component Commodities from January 2001 through December 2006. The historical closing cash prices of the Component Commodities should not be taken as an indication of future closing cash prices or the value of the Notes. TMCC obtained the closing cash prices used to compile the graph from Reuters, without independent verification.

EXAMPLES OF HYPOTHETICAL PAYMENT AT MATURITY

The table below presents examples of the Payment at Maturity of the Notes on a hypothetical investment of $1,000 in Principal Amount of the Notes under various scenarios based on various hypothetical Final Prices for each Component Commodity. The table is based on the following assumptions:

•       Principal Amount: $1,000

•       Initial Price of each Component Commodity on the Pricing Date:

Aluminum:	$2,800
Copper:	$6,900
Zinc:	$4,300

•       The Notes are purchased at their initial sale to the public and held to Maturity.

•       The maximum Return Amount per Note is 62.5% of the Principal Amount.

Because the Return Amount per Note will be at least 3% (1% per annum) of the Principal Amount, TMCC will pay at Maturity at least $1,030 per $1,000 in Principal Amount of the Notes. As the maximum Return Amount per Note is assumed to be 62.5% of the Principal Amount, payment at Maturity will be no greater than $1,625 per $1,000 in Principal Amount of the Notes.

The following table is for purposes of illustration only and would provide different results if different assumptions were applied. The actual Payment at Maturity will depend on the actual Initial Price and Final Price of each Component Commodity and the actual maximum Return Amount.

Hypothetical Final Price			Hypothetical	125% of Hypothetical	Hypothetical Return Amount
Aluminum	Copper	Zinc	Basket Return	Basket Return	(per $1,000 Notes)
$2,000.64	$2,003.19	$2,000.22	-51.0000%	-63.7500%	$30.00
2,809.64	4,393.19	3,310.22	-19.6681	-24.5851	30.00
3,588.70	3,889.04	2,499.77	-19.1117	-23.8896	30.00
2,076.38	4,844.31	4,806.35	-14.6201	-18.2752	30.00
2,608.11	4,738.69	4,075.27	-14.4677	-18.0846	30.00
3,335.06	3,730.91	4,001.54	-11.2535	-14.0669	30.00
2,910.00	7,010.00	4,303.00	1.8642	2.3303	30.00
2,232.97	8,998.03	4,111.00	1.9200	2.4000	30.00
2,422.96	9,040.03	4,109.53	4.3733	5.4666	68.33
2,462.91	6,604.08	5,864.22	6.6832	8.3540	104.42
1,586.39	10,141.36	6,298.40	16.7024	20.8781	260.98
3,912.07	9,111.31	3,438.38	17.2424	21.5530	269.41
3,564.27	8,522.38	5,809.00	28.6337	35.7922	447.40
4,524.10	10,246.62	6,242.33	51.7490	64.6863	625.00

The actual prices of the Component Commodities on the Pricing Date and the Valuation Date may bear little relation to the hypothetical prices shown above.

UNITED STATES FEDERAL INCOME TAXATION

The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the preliminary pricing supplement related to this offering called “United States Federal Income Taxation.” Under this treatment, a U.S. taxable investor will generally be subject to annual income tax based on the comparable yield (as defined in the pricing supplement) even though there will be no payments on the Notes prior to Maturity. In addition, any gain recognized by U.S. taxable investors on the sale or exchange of the Notes (including a redemption of the Notes at Maturity) generally will be treated as ordinary income. Please read carefully the section of the preliminary pricing supplement related to this offering called “United States Federal Income Taxation.”

Non-U.S. investors should read the section of the preliminary pricing supplement related to this offering called “United States Federal Income Taxation—Tax Consequences to Non-U.S. Holders.”

Holders are urged to consult with their own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

CREDIT RATINGS

As of January 1, 2007, the ratings and outlook established by Moody’s Investment Service, Inc. and Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., for TMCC’s senior debt were “Aaa” and “Outlook Stable,” and “AAA” and “Outlook Stable,” respectively. Credit ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by the assigning nationally recognized statistical rating organization (“NRSRO”). Real or anticipated changes in the credit ratings will generally affect the market value of your Notes. The credit ratings, however, do not reflect the potential impact of risks related to structure, market or other factors discussed above on the value of your Notes. Each NRSRO may have different criteria for evaluating risk, and therefore ratings should be evaluated independently for each NRSRO.

ADDITIONAL CONSIDERATIONS

If the closing cash price for any Component Commodity is not available on the relevant Reuters page specified in the preliminary pricing supplement related to this offering, or on any substitute page thereto, the Calculation Agent may determine the closing cash price for each such Component Commodity in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “ADDITIONAL TERMS OF THE NOTES” in the preliminary pricing supplement related to this offering for more information.

Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to ERISA, individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.